Exhibit 99.1

FSD Pharma to Present at the H.C. Wainwright 2nd Annual Psychedelics Virtual Conference on December 6th

TORONTO--(BUSINESS WIRE)--December 3, 2021--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9) (“FSD Pharma” or the “Company”), a life sciences holding company dedicated to building a portfolio of assets and biotech solutions, announced today that Anthony Durkacz, Interim CEO of FSD Pharma, will present at the H.C. Wainwright 2nd Annual Virtual Psychedelics Conference to be held on December 6, 2021. Mr. Durkacz’s presentation will be available on-demand for conference attendees starting at 7:00 a.m. ET and accessible to view on the investor relations section of FSD’s website at https://ir.fsdpharma.com/news-events/events-presentations.

In addition, members of FSD Pharma’s management team will be available for one-on-one investor meetings during the conference.

For more information about the conference, or to schedule a one-on-one meeting with FSD's management team, please contact KCSA Strategic Communications at FSDPharma@kcsa.com or an H.C. Wainwright representative directly.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc. (“FSD BioSciences”) is focused on pharmaceutical research and development of its lead compound, ultra-micronized palmitoyl ethylamine (“PEA”) or FSD-PEA (formerly called FSD-201). Through the Company’s wholly owned subsidiary, Lucid, the Company is also focused on the research and development of its lead compounds, Lucid-PSYCH (formerly Lucid-201) and Lucid-MS (formerly Lucid-21-302). Lucid PSYCH is a molecular compound identified for the potential treatment of mental health disorders. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Contacts

Zeeshan Saeed, President, Founder and Director, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8888
Investor Relations: Email: skilmer@fsdpharma.com, Website: www.fsdpharma.com